Exhibit 99.1

CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2018	December 31 2019

Assets
Current assets:
Cash and cash equivalents		$422.0	$479.5
Accounts receivable	5	1,206.6	1,052.7
Inventories	6	1,089.9	992.2
Income taxes receivable		5.0	7.7
Assets classified as held for sale	7	27.4	0.7
Other current assets		72.6	59.2
Total current assets		2,823.5	2,592.0

Property, plant and equipment		365.3	355.0
Right-of-use assets	2	—	104.1
Goodwill	4	198.4	198.3
Intangible assets	4	283.6	251.3
Deferred income taxes		36.7	33.6
Other non-current assets		30.2	26.4
Total assets		$3,737.7	$3,560.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	9	$107.7	$132.6
Accounts payable		1,126.7	898.0
Accrued and other current liabilities	6	320.4	370.9
Income taxes payable		42.3	46.7
Current portion of provisions		23.2	26.1
Total current liabilities		1,620.3	1,474.3

Long-term portion of borrowings under credit facility and lease obligations	9	650.2	566.1
Pension and non-pension post-employment benefit obligations		88.8	107.1
Provisions and other non-current liabilities		20.6	28.6
Deferred income taxes		25.5	28.4
Total liabilities		2,405.4	2,204.5

Equity:
Capital stock	10	1,954.1	1,832.1
Treasury stock	10	(20.2)	(14.8)
Contributed surplus		906.6	982.6
Deficit		(1,481.7)	(1,420.1)
Accumulated other comprehensive loss		(26.5)	(23.6)
Total equity		1,332.3	1,356.2
Total liabilities and equity		$3,737.7	$3,560.7

Commitments and Contingencies (note 14), Transitional adjustment related to adoption of IFRS 16 (note 2), Subsequent event (note 5).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2018	2019	2018	2019

Revenue	3	$1,727.0	$1,491.7	$6,633.2	$5,888.3
Cost of sales	6	1,607.0	1,389.9	6,202.7	5,503.6
Gross profit		120.0	101.8	430.5	384.7
Selling, general and administrative expenses (SG&A)		59.6	57.1	219.0	227.3
Research and development		8.1	7.3	28.8	28.4
Amortization of intangible assets		6.1	6.9	15.4	29.6
Other charges (recoveries)	11	16.9	19.6	61.0	(49.9)
Earnings from operations		29.3	10.9	106.3	149.3
Finance costs		9.2	11.3	24.4	49.5
Earnings (loss) before income taxes		20.1	(0.4)	81.9	99.8
Income tax expense (recovery)	12
Current		6.8	1.6	39.7	22.8
Deferred		(46.8)	5.0	(56.7)	6.7
		(40.0)	6.6	(17.0)	29.5
Net earnings (loss) for the period		$60.1	$(7.0)	$98.9	$70.3

Basic earnings (loss) per share		$0.44	$(0.05)	$0.71	$0.54
Diluted earnings (loss) per share		$0.44	$(0.05)	$0.70	$0.53

Shares used in computing per share amounts (in millions):
Basic		136.8	128.5	139.4	131.0
Diluted		138.0	128.5	140.6	131.8

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2018	2019	2018	2019

Net earnings (loss) for the period		$60.1	$(7.0)	$98.9	$70.3
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Gains (losses) on pension and non-pension post-employment benefit plans	8	8.4	(8.7)	(54.9)	(8.7)
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations		0.5	0.7	0.1	(0.2)
Changes from currency forward derivatives designated as hedges	13	(2.9)	5.0	(15.5)	10.8
Changes from interest rate swap derivatives designated as hedges	13	(4.8)	2.4	(4.4)	(7.7)
Total comprehensive income (loss) for the period		$61.3	$(7.6)	$24.2	$64.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 10)	Treasury stock (note 10)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2018		$2,048.3	$(8.7)	$863.0	$(1,525.7)	$(6.7)	$1,370.2
Capital transactions	10
Issuance of capital stock		14.9	—	(14.5)	—	—	0.4
Repurchase of capital stock for cancellation		(109.1)	—	33.6	—	—	(75.5)
Purchase of treasury stock for stock-based plans		—	(22.4)	—	—	—	(22.4)
Stock-based compensation (SBC) and other		—	10.9	24.5	—	—	35.4
Total comprehensive income (loss):
Net earnings for the period		—	—	—	98.9	—	98.9
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	8	—	—	—	(54.9)	—	(54.9)
Currency translation differences for foreign operations		—	—	—	—	0.1	0.1
Changes from currency forward derivatives designated as hedges		—	—	—	—	(15.5)	(15.5)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(4.4)	(4.4)
Balance -- December 31, 2018		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions	10
Issuance of capital stock		10.4	—	(10.4)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Purchase of treasury stock for stock-based plans		—	(9.2)	—	—	—	(9.2)
SBC and other		—	14.6	21.3	—	—	35.9
Total comprehensive income (loss):
Net earnings for the period		—	—	—	70.3	—	70.3
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	8	—	—	—	(8.7)	—	(8.7)
Currency translation differences for foreign operations		—	—	—	—	(0.2)	(0.2)
Changes from currency forward derivatives designated as hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(7.7)	(7.7)
Balance -- December 31, 2019		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2018	2019	2018	2019

Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period		$60.1	$(7.0)	$98.9	$70.3
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization		25.0	33.4	89.1	135.4
Equity-settled SBC expense	10	8.4	7.4	33.4	34.1
Other charges (recoveries)		—	8.5	1.4	(86.1)
Finance costs		9.2	11.3	24.4	49.5
Income tax expense (recovery)		(40.0)	6.6	(17.0)	29.5
Other		1.6	8.0	(7.5)	24.2
Changes in non-cash working capital items:
Accounts receivable		(60.4)	(38.2)	(155.4)	153.7
Inventories		1.6	41.4	(224.0)	97.7
Other current assets		(2.7)	3.5	7.6	16.5
Accounts payable, accrued and other current liabilities and provisions		5.2	8.4	227.0	(158.8)
Non-cash working capital changes		(56.3)	15.1	(144.8)	109.1
Net income tax paid		(9.9)	(6.8)	(44.8)	(21.0)
Net cash provided by (used in) operating activities		(1.9)	76.5	33.1	345.0

Investing activities:
Acquisitions, net of cash acquired	4	(325.4)	—	(467.1)	2.7
Purchase of computer software and property, plant and equipment		(18.8)	(16.0)	(82.2)	(80.5)
Proceeds related to the sale of assets	11	—	1.8	3.7	116.5
Net cash provided by (used in) investing activities		(344.2)	(14.2)	(545.6)	38.7

Financing activities:
Borrowings under prior credit facility	9	—	—	163.0	—
Repayments under prior credit facility	9	—	—	(350.5)	—
Borrowings under current credit facility	9	354.0	—	759.0	48.0
Repayments under current credit facility	9	(1.7)	(1.5)	(1.7)	(213.0)
Payment of lease obligations		(0.9)	(8.8)	(17.0)	(38.2)
Issuance of capital stock		—	—	0.4	—
Repurchase of capital stock for cancellation	10	(13.9)	—	(75.5)	(67.3)
Purchase of treasury stock for stock-based plans	10	(12.8)	(9.2)	(22.4)	(9.2)
Finance costs and waiver fees paid (a)	9	(14.3)	(12.2)	(36.0)	(46.5)
Net cash provided by (used in) financing activities		310.4	(31.7)	419.3	(326.2)

Net increase (decrease) in cash and cash equivalents		(35.7)	30.6	(93.2)	57.5
Cash and cash equivalents, beginning of period		457.7	448.9	515.2	422.0
Cash and cash equivalents, end of period		$422.0	$479.5	$422.0	$479.5
(a) Finance costs paid include debt issuance costs paid of $0.5 and $2.9 in the fourth quarter and full year 2019, respectively (fourth quarter and full year 2018 — $5.5 and $12.9, respectively). Fees of $2.0 were paid in the fourth quarter of 2019 in connection with obtaining the Q4 2019 Waivers (see note 9).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended December 31, 2019 (Q4 2019 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q4 2019 Interim Financial Statements should be read in conjunction with our 2018 annual audited consolidated financial statements (2018 AFS), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2019 and our financial performance, comprehensive income (loss) and cash flows for the three months ended December 31, 2019 (Q4 2019) and the year ended December 31, 2019 (FY 2019). The Q4 2019 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q4 2019 Interim Financial Statements were authorized for issuance by our board of directors on January 29, 2020.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in our impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. There have been no significant changes to our assumptions or the judgments affecting the application of our estimates and assumptions during Q4 2019 or FY 2019 from those described in the notes to our 2018 AFS.
Accounting policies:
The Q4 2019 Interim Financial Statements are based upon accounting policies consistent with those used and described in note 2 to our 2018 AFS, except for the recently adopted accounting standard discussed below. As a result, the following should be read as a modification to notes 2(j) and (x) to our 2018 AFS.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Recently adopted accounting standard:
IFRS 16, Leases:
(a) Initial adoption and application:

We adopted IFRS 16, which brings most leases on-balance sheet for lessees under a single model, effective January 1, 2019. In connection therewith, as of such date, we recognize right-of-use (ROU) assets and related lease obligations as of the applicable lease commencement date. ROU assets represent our right to use such leased assets, and our lease obligations represent our related lease payment obligations. In adopting this standard, we applied the modified retrospective approach, permitting us to recognize the cumulative effect of such adoption as an adjustment to our opening balance sheet as of January 1, 2019, without restatement of prior period comparative information. In computing such adjustment, we elected to apply the practical expedients available under IFRS 16, and accordingly did not recognize ROU assets and related lease obligations for low-value leases, or for leases with terms of 12 months or less. We continue to expense the costs of these low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term. In addition, as IFRS 16 did not require us to reassess whether a contract is, or contains, a lease as of the date of initial application, we maintained the lease determinations used under previous accounting rules. Upon initial adoption of IFRS 16, we recognized ROU assets of $111.5 and related lease obligations of $112.0, and reduced our accrued liabilities by $0.5 on our consolidated balance sheet as of January 1, 2019. There was no net impact on our deficit as of January 1, 2019. When measuring our lease obligations, we discounted our lease payments using a weighted-average rate of 4.7% as of January 1, 2019 (representing our incremental borrowing rate as of such date). The amortization of the ROU assets is recognized as a depreciation charge, and the interest expense on the related lease obligations is recognized as finance costs in our consolidated statement of operations. Prior to the adoption of IFRS 16, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. There were no changes to our existing finance leases required by the adoption of IFRS 16, which we continue to capitalize at their commencement (included in property, plant and equipment on our consolidated balance sheet), and include the corresponding liability, net of finance costs, on our consolidated balance sheet (see note 9).

The following table sets forth the adjustments to our operating lease commitments at December 31, 2018, as disclosed in our 2018 AFS, used to derive the lease obligations recognized on our initial application of IFRS 16 at January 1, 2019:

Operating lease commitments at December 31, 2018	$107.4
Discounted using our incremental borrowing rate at January 1, 2019	(13.2)
Recognition exemption for short-term and low-value leases	(1.9)
Extension options reasonably certain to be exercised	19.7
Lease obligations recognized at January 1, 2019 under IFRS 16	112.0
Lease obligations previously classified as finance leases under IAS 17	10.4
Total lease obligations at January 1, 2019	$122.4

(b) Lease assessment:
We are the lessee of property, plant and equipment, primarily buildings and machinery. At the inception of a contract, we assess whether the arrangement is, or contains, a lease in accordance with IFRS 16. Where we determine that it does, we recognize an ROU asset and a related lease obligation on the applicable lease commencement date. An ROU asset is first measured based on the initial amount of the related lease obligation, subject to certain adjustments, if any, and then subsequently measured at such cost less accumulated depreciation and accumulated impairment losses. Depreciation expense on an ROU asset is recorded on a straight-line basis over the lease term in cost of sales or SG&A in our consolidated statement of operations, primarily based on the nature and use of the asset. The lease obligation is initially measured at the present value of the unpaid lease payments on the commencement date, discounted using the interest rate implicit in the lease (if readily determinable), or otherwise on our incremental borrowing rate (taking country-specific risks into consideration) on the lease commencement date. We generally use our incremental

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

borrowing rate as the discount rate. The interest expense on the related lease obligations is recognized as finance costs in our consolidated statement of operations. The lease obligation is remeasured when there are adjustments to future lease payments arising from a change in applicable indices or rates, changes in the estimated amount expected to be payable under a residual value guarantee, or if we change our assessment of whether we will exercise an applicable purchase, extension or termination option. Upon any such remeasurement, a corresponding adjustment is made to the carrying amount of the related ROU asset, or is recorded in our consolidated statement of operations if the carrying amount of such ROU asset has been impaired.
(c) ROU assets and liabilities:

At December 31, 2019, our ROU assets were $104.1 and our related lease obligations were $111.2. During Q4 2019, we recognized lease depreciation charges of $8.2 (FY 2019 — $32.5) and interest expense on our lease obligations of $1.5 (FY 2019 — $6.1) in our consolidated statement of operations. We also made lease payments during Q4 2019 of $8.9 (FY 2019 — $35.3) related to lease obligations under IFRS 16. Also see note 11(a).

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2018 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined. There has been no change in either the determination of our segments, or how segment performance is measured, from that described in our 2018 AFS.

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended December 31				Year ended December 31
	2018		2019		2018		2019
		% of total		% of total		% of total		% of total
ATS	$567.4	33%	$585.7	39%	$2,209.7	33%	$2,285.6	39%
CCS	1,159.6	67%	906.0	61%	4,423.5	67%	3,602.7	61%
Communications end market revenue as a % of total revenue		39%		39%		41%		40%
Enterprise end market revenue as a % of total revenue		28%		22%		26%		21%
Total	$1,727.0		$1,491.7		$6,633.2		$5,888.3

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings (loss) before income taxes:		Three months ended December 31				Year ended December 31
	Note	2018		2019		2018		2019
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$20.9	3.7%	$17.8	3.0%	$102.5	4.6%	$64.2	2.8%
CCS segment income and margin		38.8	3.3%	25.9	2.9%	111.4	2.5%	93.9	2.6%
Total segment income		59.7		43.7		213.9		158.1
Reconciling items:
Finance costs		9.2		11.3		24.4		49.5
Employee SBC expense		8.4		7.4		33.4		34.1
Amortization of intangible assets (excluding computer software)		5.1		5.8		11.6		24.6
Other Charges (Recoveries)	11	16.9		19.6		61.0		(49.9)
Inventory fair value adjustment	4	—		—		1.6		—
IFRS earnings (loss) before income taxes		$20.1		$(0.4)		$81.9		$99.8

Customers:

For Q4 2019, we had two customers (both from our CCS segment), that individually represented more than 10% of total revenue ; for FY 2019, we had one customer (from our CCS segment) that individually represented more than 10% of total revenue (see below). For the fourth quarter of 2018 (Q4 2018) and the year ended December 31, 2018 (FY 2018), we had three and two customers, respectively, in each case from our CCS segment, that individually represented more than 10% of total revenue.

In October 2019, we came to a mutual agreement with Cisco Systems, Inc. (Cisco), our largest customer, to a phased exit of existing programs commencing in 2020. In Q4 2019 and FY 2019, revenue from Cisco represented 12% of our total revenue (Q4 2018 — 11%; FY 2018 — 14%).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. In recent periods, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter of each year. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns as we adjust to this shift. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

In April 2018, we completed the acquisition of U.S.-based Atrenne Integrated Solutions, Inc. (Atrenne), a designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. The final purchase price for Atrenne was $140.3, net of cash acquired. The original purchase price was reduced by $1.4 in connection with a working capital adjustment finalized in the first quarter of 2019 (Q1 2019). The purchase price was financed with borrowings under our prior credit facility. The goodwill from the acquisition (attributable to our ATS segment) arose primarily from the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations, and was not tax deductible. Annual amortization of intangible assets increased by approximately $6 as a result of the Atrenne acquisition.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Details of our final purchase price allocation for the Atrenne acquisition are as follows:

Atrenne

Current assets*, net of $1.1 of cash acquired	$31.5
Property, plant and equipment	7.8
Customer intangible assets and computer software assets	51.0
Goodwill	62.6
Current liabilities	(8.5)
Deferred income taxes and other long-term liabilities	(4.1)
$140.3

* In connection with our purchase of Atrenne, we recorded a $1.6 fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value.

In November 2018, we completed the acquisition of U.S.-based Impakt Holdings, LLC (Impakt), a highly-specialized, vertically integrated company providing manufacturing solutions for leading original equipment manufacturers in the display and semiconductor industries, as well as other markets requiring complex fabrication services, with operations in California and South Korea. The final purchase price for Impakt was $324.1, net of cash acquired. The original purchase price was reduced by $1.3 in connection with a working capital adjustment finalized in the third quarter of 2019 (Q3 2019). The purchase price was financed with borrowings under our current credit facility. The goodwill from the acquisition (attributable to our ATS segment), arose primarily from the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations, and was not tax deductible. Annual amortization of intangible assets increased by approximately $15 as a result of the Impakt acquisition.

Details of our final purchase price allocation for the Impakt acquisition are as follows:

Impakt
Current assets, net of $5.9 of cash acquired	$49.2
Property, plant and equipment and other long-term assets	20.6
Customer intangible assets and computer software assets	219.3
Goodwill	112.6
Current liabilities	(25.8)
Deferred income taxes	(51.8)
$324.1

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our purchases of Atrenne and Impakt. The fair value of the acquired tangible assets was measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy were used in the valuation of these assets.

We incur consulting, transaction and integration costs relating to potential and completed acquisitions, including with respect to Atrenne and Impakt. We also incurred charges related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition of nil and $2.2 for Q4 2019 and FY 2019, respectively (Q4 2018 and FY 2018 — nil). Collectively, these costs and charges are referred to as Acquisition Costs. During Q4 2019 and FY 2019, we recorded aggregate Acquisition Costs of $0.4 and $3.9, respectively (Q4 2018 and FY 2018 — $5.6 and $11.0, respectively), in other charges in our consolidated statement of operations.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
Our agreement to sell up to $250.0 in A/R on an uncommitted basis (subject to predetermined limits by customer) to two third-party banks was scheduled to expire in November 2019, but was extended to January 15, 2020 pursuant to its terms, at which time it expired. Based on a review of our requirements, we reduced the sales program limit from $250.0 to $200.0 during the extension period. In addition, we participate in two SFPs (one with a CCS segment customer, and commencing in Q4 2019, one with an ATS segment customer), pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis. At December 31, 2019, we sold $90.6 of A/R under our A/R sales program (December 31, 2018 — $130.0) and $50.4 of A/R under the SFPs (December 31, 2018 — $50.0). Also see note 9.
To replace our previous A/R sales program, we are currently negotiating an agreement to sell a specified amount of A/R to a new third-party bank. Although we anticipate finalization of this agreement in February 2020, there can be no assurance that these negotiations will result in a definitive agreement.
Contract assets:
At December 31, 2019, our A/R balance included $226.7 of contract assets (December 31, 2018 — $267.8) recognized as revenue under IFRS 15 (Revenue from Contracts with Customers).
6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect realized gains on the disposition of previously written-down inventory. We recorded net inventory recoveries of $3.0 for Q4 2019, consisting of valuation recoveries of $5.8 (relatively equal between our CCS and ATS segments), which were partially offset by new provisions for specific aged inventory primarily in our CCS segment. For FY 2019, we recorded net inventory provisions of $4.1, consisting of new provisions (approximately two-thirds of which related to specific aged inventory in our ATS segment), partially offset by the valuation recoveries recorded in Q4 2019. We recorded net valuation recoveries of $0.3 for Q4 2018, consisting of valuation recoveries of $4.6, which were substantially offset by new provisions for specific aged inventory in our ATS segment. The net inventory provisions for FY 2018 of $13.5 were primarily due to increases in our overall aged inventory levels, more than half of which related to customers in our ATS segment, partially offset by the valuation recoveries recorded in Q4 2018. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.
Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of December 31, 2019 (primarily covering our aged inventory) totaled $121.9 (December 31, 2018 — $57.9), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.    ASSETS CLASSIFIED AS HELD FOR SALE

As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets were reclassified at the lower of their carrying value and estimated fair value less costs of disposal at the time of such reclassification. At December 31, 2019, we had $0.7 of assets classified as held for sale, consisting of equipment in Europe (December 31, 2018 — $27.4, consisting of land and buildings in Europe and Canada). The decrease from 2018 resulted from: (i) the sale of our Toronto real property in March 2019 (see note 11), and (ii) the reclassification of the land and building we have in Europe (totaling $12.9) to property, plant and equipment as of December 31, 2019, as such assets no longer meet the criteria required to be classified as held for sale.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

8.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

In June 2018, the trustees of the main U.K. pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have not yet retired. The cost of the annuity was funded with existing plan assets. The purchase of the annuity resulted in a non-cash loss of $63.3 for the second quarter of 2018 (Q2 2018) and FY 2018, which we recorded in other comprehensive income (loss) (OCI) and simultaneously re-classified to deficit.

Our pension and post-employment defined benefit plan obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in OCI and we subsequently reclassify the amounts to deficit. During Q4 2019 and FY 2019, we recognized $8.7 of net actuarial losses, net of tax (Q4 2018 and FY 2018 — $8.4 of net actuarial gains, net of tax), relating to such benefit plans.

Also see note 11(b) for a discussion of additional obligations recorded with respect to our Thailand post-employment benefit plan.

9.             CREDIT FACILITIES AND LEASE OBLIGATIONS

In June 2018, we entered into an $800.0 credit agreement (Credit Facility) with Bank of America, N.A. as Administrative Agent, and the other lenders party thereto, which provides for a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), maturing in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. Prior to execution of the Credit Facility, we were party to a credit facility that consisted of a $300.0 revolver (Prior Revolver) and a $250.0 term loan (Prior Term Loan).

During Q1 2019, we borrowed $48.0 under the Revolver, primarily to fund share repurchases (see note 10), and later during that quarter, repaid $110.0 of the outstanding amount under the Revolver, using the proceeds from the sale of our Toronto real property (see note 11(c)). During the second quarter of 2019 (Q2 2019) and third quarter of 2019 (Q3 2019), we repaid an additional $44.0 and $53.0 of the amount outstanding under the Revolver, respectively.

During the second quarter of 2018 (Q2 2018), we borrowed a total of $163.0 under the Prior Revolver, primarily to fund our Atrenne acquisition and for working capital requirements. We repaid the then-outstanding amounts under such Prior Revolver ($163.0) and the Prior Term Loan ($175.0) in June 2018 using proceeds from the Initial Term Loan. Our prior credit facility was terminated upon such repayments. During Q3 2018, we borrowed $55.0 under the Revolver for working capital purposes. During Q4 2018, we borrowed $339.5 under the Revolver to fund the Impakt acquisition (see note 4). The net proceeds of the Incremental Term Loan were used to repay $245.0 of the outstanding amounts under the Revolver.

During Q4 2019 and FY 2019, we also made aggregate scheduled quarterly principal repayments of $1.5 and $6.0, respectively, under the Term Loans (Q4 2018 and FY 2018 — principal repayments of $1.7 and $14.2, respectively, under applicable term loans). Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (but excluding proceeds from the sale of our Toronto real property).

As of December 31, 2019, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2018 — in compliance). As previously disclosed in the notes to our unaudited interim condensed consolidated financial statements for the third quarter of 2019, we had been in non-compliance with certain restrictive covenants under the Credit Facility related to approximately $17 million in excess share repurchases made in May 2019 under our normal course issuer bid (NCIB). These defaults, as well as related cross defaults, were waived in October 2019 (Q4 2019 Waivers). Upon receipt of the Q4 2019 Waivers, the Terms Loans were no longer subject to potential acceleration, and our interest rate swap agreements were no longer subject to potential termination, and therefore reverted to their prior long-term classification (they had been reclassified to current as of September 30, 2019).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The following table sets forth our borrowings under the Credit Facility*, and our lease obligations, at the dates shown:

	December 31 2018	December 31 2019
Borrowings under the Revolver (1)	$159.0	$—
Borrowings under the Term Loans (1)	598.3	592.3
Total borrowings under Credit Facility	757.3	592.3
Less: unamortized debt issuance costs related to our Term Loans(1)	(9.8)	(9.7)
Lease obligations (comprised of lease obligations under IFRS 16 (note 2) and lease obligations financed through third-parties)	10.4	116.1
	$757.9	$698.7
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$107.7	$132.6
Long-term portion of borrowings under Credit Facility and lease obligations	650.2	566.1
	$757.9	$698.7
* excluding ordinary course letters of credit.
(1) Debt issuance costs incurred in connection with our Revolver totaling $4.2 ($0.4 and $1.1 for Q4 2019 and FY 2019, respectively) were deferred as other assets on our consolidated balance sheets and are amortized over its term. Debt issuance costs incurred in connection with our Term Loans totaling $11.9 ($0.4 and $1.6 for Q4 2019 and FY 2019, respectively) were deferred as long-term debt on our consolidated balance sheets and are amortized over their term using the effective interest rate method.

At December 31, 2019, we had $21.2 outstanding in letters of credit under the Revolver (December 31, 2018 — $21.3). At December 31, 2019, we also had $13.3 (December 31, 2018 — $14.4) of outstanding letters of credit and surety bonds issued outside of the Revolver.

Finance costs consist of interest expense and fees paid related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and SFPs, and commencing in Q1 2019, interest expense on our lease obligations under IFRS 16, net of interest income earned. We paid finance costs of $10.2 and $44.5 in Q4 2019 and FY 2019, respectively (Q4 2018 and FY 2018 — $14.3 and $36.0, respectively). We also paid $2.0 in fees in Q4 2019 in connection with obtaining the Q4 2019 Waivers, which we recorded in other charges (see note 11(d)).

At December 31, 2019, we had a total of $142.5 in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2018 — $132.8). There were no amounts outstanding under these overdraft facilities at December 31, 2019 or December 31, 2018.

10.             CAPITAL STOCK

Share repurchase plans:
In December 2018, we launched an NCIB which was completed in December 2019. This NCIB allowed us to repurchase, at our discretion, up to approximately 9.5 million SVS in the open market, or as otherwise permitted. In November 2017, we launched an NCIB which was completed in November 2018, that allowed us to repurchase, at our discretion, up to approximately 10.5 million SVS in the open market, or as otherwise permitted. Our Credit Facility prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction was in effect at December 31, 2019. Also see note 9.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Information regarding share repurchase activities under our NCIBs for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2018	2019	2018	2019
Aggregate cost(1) of SVS repurchased for cancellation	$13.9	$—	$75.5	$67.3
Number of SVS repurchased for cancellation (in millions)	1.3	—	6.8	8.3
Weighted average price per share for repurchases	$10.50	$—	$11.10	$8.15
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$12.8	$9.2	$22.4	$9.2
Number of SVS repurchased for delivery under SBC plans (in millions)	1.3	1.2	2.1	1.2
(1) Includes transaction fees

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans (see table above). The Repurchase Restriction is not applicable to open market purchases for this purpose. At December 31, 2019, the broker held 1.7 million SVS with a value of $14.8 (December 31, 2018 — 1.9 million SVS with a value of $20.2) for this purpose, which we report as treasury stock on our consolidated balance sheet.

We grant restricted share units (RSUs) and performance share units (PSUs) to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. The number of PSUs granted in 2018 and 2019 that will actually vest will vary from 0 to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the 3-year vesting period. We also grant deferred share units and RSUs (under specified circumstances) to directors as compensation under the Directors' Share Compensation Plan.

Information regarding RSU and PSU grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2018	2019	2018	2019
RSUs Granted:
Number of awards (in millions)	0.6	0.1	2.6	3.0
Weighted average grant date fair value per unit	$9.83	$7.70	$10.48	$7.88
PSUs Granted:
Number of awards (in millions, representing 100% of target)	—	—	1.6	2.1
Weighted average grant date fair value per unit	$—	$—	$11.11	$8.14

Information regarding employee SBC expense and director SBC expense for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2018	2019	2018	2019
Employee SBC expense in cost of sales	$3.8	$2.7	$14.7	$14.6
Employee SBC expense in SG&A	4.6	4.7	18.7	19.5
Total	$8.4	$7.4	$33.4	$34.1

Director SBC expense in SG&A	$0.5	$0.6	$2.0	$2.4

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

11.             OTHER CHARGES (RECOVERIES)

	Three months ended December 31		Year ended December 31
	2018	2019	2018	2019
Restructuring (a)	$6.4	$11.3	$35.4	$37.9
Losses on post-employment benefit plan (b)	—	4.1	—	4.1
Transition Costs (Recoveries) (c)	4.9	1.8	13.2	(95.8)
Credit Facility-related charges (d)	—	2.0	1.2	2.0
Acquisition Costs and other (e)	5.6	0.4	11.2	1.9
	$16.9	$19.6	$61.0	$(49.9)
Annual impairment assessment:
We review the carrying amount of goodwill, intangible assets, property, plant and equipment, and commencing in 2019, ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related cash generating unit (CGU) or CGUs, may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of the year to correspond with our annual planning cycle (Annual Impairment Assessment). No triggering events occurred during 2018 or 2019. However, we recorded non-cash restructuring charges: (i) in 2018, to reflect losses on the sale of surplus equipment; and (ii) in 2019, to write-down certain equipment related primarily to our capital equipment business and disengaged programs, as well as certain ROU assets related to vacated properties, in each case in connection with actions pertaining to our cost efficiency initiative. See (a) below. During the fourth quarter of each of 2018 and 2019, we performed our Annual Impairment Assessment of CGUs with goodwill and determined that there was no impairment, as the recoverable amount of such CGUs and their assets exceeded their respective carrying values.
(a)    Restructuring:
We recorded an aggregate of $81.3 in restructuring charges from the commencement of our cost efficiency initiative (CEI) in the fourth quarter of 2017 through its completion at the end of 2019. The CEI included actions related to our previously-disclosed CCS segment portfolio review (CCS Review) and our capital equipment business. See note 16(a) to our 2018 AFS for further detail. In connection with the CEI, we recorded cash restructuring charges of $8.9 and $28.1 for Q4 2019 and FY 2019, respectively, primarily for employee termination costs; and non-cash restructuring charges of $2.4 and $9.8, respectively. The non-cash restructuring charges recorded in Q4 2019 and FY 2019 represented the write down of certain equipment, primarily related to our capital equipment business and disengaged programs, and the write down of ROU assets ($1.0 for FY 2019) pertaining to vacated properties, resulting in part from certain sublet recoveries that were lower than the carrying value of the related leases. We recorded cash restructuring charges of $6.4 for Q4 2018 in connection with the CEI, primarily for consultant costs, and employee and lease termination costs. We recorded cash restructuring charges of $35.2 for FY 2018 in connection with the CEI, primarily for consultant costs and employee and lease termination costs, and non-cash restructuring charges of $0.2, representing losses on the sale of surplus equipment. At December 31, 2019, our restructuring provision was $11.2 (December 31, 2018 — $10.3), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Losses on post-employment benefit plan:
During Q4 2019, we recorded $4.1 of additional obligations under our Thailand post-employment benefit plan as a result of recent changes in labor protection laws in Thailand that increase severance benefits for specified employees upon termination.
(c)    Transition Costs (Recoveries):
On March 7, 2019, we completed the sale of our Toronto real property and received proceeds of $113.0, including a high density bonus and an early vacancy incentive related to the temporary relocation of our corporate headquarters, and recorded a gain of $102.0 (Property Gain) on the sale in other charges (recoveries).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to: (i) the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (Toronto Transition Costs); and (ii) the transfer of certain capital equipment manufacturing lines from closed sites to other sites within our global network in response to the current capital equipment demand environment (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the $102.0 Property Gain recorded in Q1 2019.
We completed the relocation of our Toronto manufacturing operations in February 2019 (under a long-term lease executed in November 2017). We also entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters (see note 14), to be built by such purchaser on the site of our former location. In connection therewith, we completed the temporary relocation of our corporate headquarters in Q2 2019 (pursuant to a 3-year lease executed in September 2018) while our new corporate headquarters is under construction. In connection with such relocations, we capitalized building improvements and equipment costs related to our new manufacturing site (nil and $1.2 in Q4 2019 and FY 2019, respectively; approximately $3 and $15 in Q4 2018 and FY 2018, respectively), and our temporary corporate headquarters (nil and $5.0 in Q4 2019 and FY 2019, respectively; nil prior to 2019), and we incurred Toronto Transition Costs (nil and $3.8 in Q4 2019 and FY 2019, respectively; $4.9 and $13.2 in Q4 2018 and FY 2018, respectively) which we recorded in other charges.
In addition, we recorded Internal Relocation Costs in Q4 2019 and FY 2019 of $1.8 and $2.4 (nil recorded in the prior year periods).

(d)    Credit Facility-related charges:

During Q2 2018, we recorded a $1.2 charge to accelerate the amortization of unamortized deferred financing costs related to the extinguishment of our prior credit facility. During Q4 2019, we incurred $2.0 in fees in connection with obtaining the Q4 2019 Waivers. See note 9.
(e)    Acquisition Costs and other:
Acquisition Costs in FY 2019 (described in note 4) were offset in part by legal recoveries (for prior period freight charges) in connection with the settlement of class action lawsuits in which we were a plaintiff.
12.         INCOME TAXES

Our effective income tax rate can vary significantly period-to-period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
For Q4 2019, our net income tax expense of $6.6 was favorably impacted by $6.4 in tax benefits related to return-to-provision adjustments for changes in estimates related to prior years, based on changes in facts or circumstances (RTP Adjustments), as well as $1.9 of favorable foreign exchange impacts (Currency Impacts) arising primarily from the strengthening of the Chinese renminbi and Thai baht relative to the U.S. dollar (our functional currency), offset in part by $6.0 of deferred tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries (Repatriation Tax). For FY 2019, our net income tax expense of $29.5 was favorably impacted by: (i) the RTP Adjustments, and (ii) reversals of an aggregate of $4.5 in certain previously-recorded tax liabilities and uncertainties; and was unfavorably impacted by the Repatriation Tax. Currency Impacts for FY 2019 were not significant. No net tax impact was recorded on the Property Gain, as such gain was offset by the utilization of previously unrecognized tax losses.

For Q4 2018, our net income tax recovery of $40.0 was favorably impacted by the recognition of $49.6 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Impakt acquisition, which partially offset the deferred tax liability that arose in connection with such acquisition. For FY 2018, our net income tax recovery of $17.0 was favorably impacted by the recognition of $3.7 (in Q2 2018) and $49.6 (in Q4 2018) of previously unrecognized deferred tax assets in our U.S. group

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

of subsidiaries as a result of our Atrenne and Impakt acquisitions, respectively (which partially offset the net deferred tax liabilities that arose in connection with such acquisitions), as well as the reversal in Q2 2018 of $6.0 of previously-accrued Mexican income taxes to reflect the terms of an approved bi-lateral advance pricing arrangement. These FY 2018 income tax benefits were offset, in part, by adverse Currency Impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar.
13.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on the Term Loans, we entered into 5-year agreements with a syndicate of third-party banks in August and December 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $350.0 of the total borrowings under the Term Loans. See note 21 to our 2018 AFS for further detail regarding our interest rate swap agreements. Our unhedged borrowings under the Credit Facility at December 31, 2019 were $242.3, consisting of unhedged amounts outstanding under the Term Loans (no amounts were outstanding under the Revolver at December 31, 2019).
At December 31, 2019, the fair value of our interest rate swap agreements was a net unrealized loss of $12.1 (December 31, 2018 — net unrealized loss of $4.4) which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the hedge gain or loss of the swaps is recorded in accumulated OCI. The realized portion of the hedge gain or loss of the swaps is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.
Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Our major currency exposures at December 31, 2019 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2019.

	Canadian dollar	Romanian Leu	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$2.0	$0.6	$19.5	$2.7	$37.1
Accounts receivable	3.1	0.5	46.4	1.0	12.1
Income taxes and value-added taxes receivable	—	0.5	1.1	1.2	2.4
Other financial assets	—	0.7	1.7	0.6	0.3
Pension and non-pension post-employment liabilities	(69.8)	(0.1)	(0.6)	(13.3)	(0.7)
Income taxes and value-added taxes payable	(1.4)	—	(0.6)	(2.1)	(6.7)
Accounts payable and certain accrued and other liabilities and provisions	(54.4)	(10.5)	(39.2)	(31.9)	(28.3)
Net financial assets (liabilities)	$(120.5)	$(8.3)	$28.3	$(41.8)	$16.2

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures, generally for periods of up to 12 months. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At December 31, 2019, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$195.6	$0.76	12	$2.1
Thai baht	98.8	0.03	12	2.1
Malaysian ringgit	54.1	0.24	12	0.4
Mexican peso	22.4	0.05	12	0.9
British pound	2.2	1.29	4	0.1
Chinese renminbi	48.8	0.14	12	(0.7)
Euro	26.1	1.12	12	(0.5)
Romanian leu	33.5	0.23	12	0.1
Singapore dollar	23.9	0.74	12	0.2
Other	18.5	—	4	(0.2)
Total	$523.9			$4.5

At December 31, 2019, the fair value of our outstanding contracts was a net unrealized gain of $4.5 (December 31, 2018 — net unrealized loss of $14.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

14.          COMMITMENTS AND CONTINGENCIES

Litigation:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments remain under appeal and there were no changes in the status of this matter during FY 2019. See note 24 to the 2018 AFS for further details.

In March 2019, as part of the Toronto property sale (see note 11(c)), we entered into a 10-year lease for our new corporate headquarters, to be built by the purchaser of the property on the site of our former location. The commencement date of the lease will be determined by such purchaser, and is currently targeted to be May 2022. Upon such commencement, our estimated annual basic rent will be approximately $2.5 million Canadian dollars for each of the first five years, and approximately $2.7 million Canadian dollars for each of the remaining five years. We may, at our option, extend the lease for two further consecutive five-year periods.

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